Filed Pursuant to Rule 433

Registration No. 333-160926

June 5, 2012

FINAL TERM SHEET

Dated June 5, 2012

CINTAS CORPORATION NO. 2

Issuer:	Cintas Corporation No. 2

Guarantors:	Cintas Corporation and the subsidiary guarantors

Description of Securities:	3.25% Senior Notes due June 1, 2022

Principal Amount Offered:	$250,000,000

Coupon:	3.25% per annum

Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing December 1, 2012

Maturity:	June 1, 2022

Treasury Benchmark:	1.750% due May 15, 2022

US Treasury Yield:	1.568%

Spread to Treasury:	170 basis points

Re-offer Yield:	3.268%

Initial Price to Public:	99.848%

Underwriters Discount:	0.650%

Proceeds, before expenses, to us:	99.198%

Optional Redemption:	Prior to March 1, 2022: Make-Whole Spread: 30 basis points. On or after March 1, 2022: Cintas may redeem the Notes at Par.

Offer to Repurchase:

Upon the occurrence of both (i) a change of control of Cintas and (ii) a downgrade of the Notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Financial Services, LLC within a specified period, Cintas will be required to make an offer to purchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Minimum Denomination:	$1,000 and integral multiples of $1,000

Expected Settlement Date:	June 8, 2012 (T+3)

CUSIP:	17252M AL4

ISIN:	US17252MAL46

Joint Book-Running Managers:	KeyBanc Capital Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling KeyBanc Capital Markets Inc. at (866) 227-6479 or J.P. Morgan Securities LLC at (212) 834-4533.